SECURITIES AND EXCHANGE COMMISSION

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SEC MAIL PROCESSING SECTION RECEIVED AUG 29 2013 WASH., DC 193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49944

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2012 (MM/DD/YY) AND ENDING 06/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Trade Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2425 Camino Del Rio South, Suite 200
(No. and Street)

San Diego, (City) California (State) 92108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rodney P. Michel 619-739-4559
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas A. Ralston
(Name – *if individual, state last, first, middle name*)

41874 Sixth Street (Address) Temecula (City) CA. (State) 92590 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 8/30/13 KW 8/30/13

OATH OR AFFIRMATION

I, Rodney P. Michel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Trade Financial Corporation, as of June 30th, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ARIA ROBINSON
Commission # 1950126
Notary Public - California
San Diego County
My Comm. Expires Aug 28, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT
GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____

2 ____

3 ____

4 ____

5 ____

6 ____

Signature of Document Signer No. 1 | *Signature of Document Signer No. 2 (if any)*

State of California

County of San Diego

Subscribed and sworn to (or affirmed) before me on this 29 day of July, 2013, by
Date *Month* *Year*

(1) Rodney P. Mickel

(2) ______________________

Name(s) of Signer(s)

ARIA ROBINSON
Commission # 1950126
Notary Public - California
San Diego County
My Comm. Expires Aug 28, 2015

Place Notary Seal Above

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________________
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

WORLD TRADE FINANCIAL CORPORATION

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

YEARS ENDED JUNE 30, 2013 AND 2012

TOGETHER WITH INDEPENDENT AUDITOR'S REPORTS THERON

WORLD TRADE FINANCIAL CORPORATION
YEARS ENDED JUNE 30, 2013 AND 2012
TABLE OF CONTENTS

Thomas A. Ralston
Certified Public Accountant

41874 Sixth Street
Temecula, California 92590

Phone: 951-296-9030
Fax: 951-296-9033
tomralstoncpa@yahoo.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

WORLD TRADE FINANCIAL CORPORATION:

We have audited the accompanying balance sheets of World Trade Financial Corporation, as of June 30, 2013, and the related statements of income, comprehensive income, stockholders' equity, and cash flows for the year ended June 30, 2013. World Trade Financial Corporation management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note X to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Trade Financial Corporation as of June 30, 2013, and the results of its operations and its cash flows for the year ended June 30, 2013 in conformity with accounting principles generally accepted in the United States of America.

Thomas A. Ralston CPA

City, State: Temecula, CA

Report Date: August 27, 2013

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2013 AND 2012

ASSETS

	2013	2012
CURRENT ASSETS:		
Cash and cash equivalents	$ 185,654	$ 84,635
Receivables, net	885	0
Deferred Income Taxes	0	191
Due from Clearing Accounts	71,815	0
Due from Employee	41,399	0
Investments, at market value:		
Trading securities	15,433	0
Deposits with clearing brokers	293,548	343,665
Other assets and deposits	1,800	61,429
Prepaid Expenses	12,543	0
Total current assets	623,077	489,920
FIXED ASSETS:		
Furniture and equipment, net of accumulated depreciation (note 3)	13,250	44,585
Total assets	$ 636,327	$ 534,505

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION (CONTINUED)
JUNE 30, 2013 AND 2012

LIABILITIES AND SHAREHOLDERS' EQUITY

	2013	2012
CURRENT LIABILITIES:		
Accounts Payable	$ 54,362	$ 11,222
Payable to clearing brokers	5,568	6,456
Other Current Liabilities	90,682	13,669
Income taxes payable - current	9,784	168,805
Total current liabilities	160,396	200,152
LONG TERM LIABILITIES:		
Notes payable (note 7, note 11)	276,040	0
Contingent Liability (note 7)	45,000	0
Total liabilities	481,436	200,152
SHAREHOLDERS' EQUITY:		
Preferred stock, no par value; authroized 5,000,000; no shares issued and outstanding	0	0
Common stock, no par value; authorized 20,000,000 issued and outstanding 4,675,000	63,985	63,985
Additional paid in capital	1,772,496	1,447,728
Accumulated deficit	(1,681,590)	(1,177,360)
Total shareholders' equity	154,891	334,353
Total liabilities and shareholders' equity	$ 636,327	$ 534,505

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2013 AND 2012

	2013	2012
Revenues:		
Commissions	$ 780,470	$ 401,031
Interest	646	42
Realized gains (losses)	490	(5,025)
Unrealized gains (losses)	(2,912)	(2,742)
Other	39,213	25,564
Total revenues	817,907	418,870
Expenses:		
Clearing	97,914	70,430
Employee compensation and benefits	499,699	462,300
General and administrative	254,076	481,823
Professional services	50,126	170,354
Legal Settlement	0	9,000
Depreciation	4,580	0
Service Providers	251,114	0
Regulatory Fine	295,000	5,566
Total expenses	1,452,509	1,199,473
Net (loss) income before other income and expenses	(634,602)	(780,603)
Federal income taxes	133,716	0
Interest Expense	(3,344)	0
Total other income and expense	130,372	0
Net (loss) income before income taxes	0	0
Net (loss) income before income taxes	$ (504,230)	$ (780,603)

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2013 AND 2012

	Common stock Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total
Balance, June 30, 2012	4,675,000	63,985	1,447,728	(1,177,360)	334,353
Net Income/Loss			324,768	(504,230)	(179,462)
Change in retained earnings					
Balance, June 30, 2013	4,675,000	$ 63,985	$ 1,772,496	$ (1,681,590)	$ 154,891

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF CASHFLOWS
FOR THE YEARS ENDED JUNE 30, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVTIES:		
Net (loss) income	$ (504,230)	$ (780,603)
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Depreciation decrease in deferred taxes	191	5,566
Decrease (increase) in assets:		
Receivables	(72,700)	66,099
Receivables-Mac Meda	0	411,750
Trading securities	(12,956)	0
Deposits with clearing broker	47,640	(93,342)
Other assets and deposits	5,687	1,700
Increase in fixed assets	31,335	(2,714)
Increase (decrease) in liabilities:		
Accounts payable	43,140	(16,932)
Other current liabilities	77,013	1,905
Income Taxes Payable	(159,021)	75,939
Payable to clearing broker	(888)	(1,190)
Increase in note payable	276,040	0
Increase in contingent liability	45,000	0
Net cash flows used in operating activities	(223,749)	(331,822)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in retained earnings	0	0
Capital contributions	324,768	180,000
Net cash provided by financing activities	324,768	180,000
Net increase (decrease) in cash and cash equivalents	101,019	(151,822)
Cash and cash equivalents at the beginning of the year	84,635	236,457
Cash and cash equivalents at the end of the year	$ 185,654	$ 84,635

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION

Organization and Business

World Trade Financial Corporation (formerly knows as "Amber Securities Corporation") (incorporated in Nevada on July 18, 1996), obtained a California Certificate of Qualification on September 15, 1997 and began using its current name on April 27, 1999. The company began doing business on January 6, 1998 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded. The Company's client base is in both domestic and foreign markets, and the Company utilizes the Internet to facilitate its trading activity.

NOTE 2 – ACCOUNTING POLICIES

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its bank account at a financial institution located in California. The account at this bank is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At June 30, 2013 and 2012, the Company's uninsured cash balances totaled $0. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

The Company maintains its clearing accounts at two financial institutions located in Nebraska and Texas. The accounts at these institutions are insured by the Securities Investors Protection Corporation (SIPC) up to $100,000. The Company has not experienced any losses in such accounts.

NOTE 2 – ACCOUNTING POLICIES (Continued)

Receivables

All receivables consist of clearing broker dealer balances which result from daily and recurring trade transactions. Due to the general nature of these receivables, the amounts are generally fully collected within ten days of closing of transactions throughout the year. As of June 30, 2013, amounts due from clearing accounts were $15,077.41.

Recognition of Revenue

Commission revenue and related sales commissions which result from the trading of securities are recorded as they are earned.

Financial Instruments

The carrying of value of current assets and liabilities approximates fair value due to the short-term maturities of these assets and liabilities as of June 30, 2013 and 2012.

Nature of Business

Changes in the national and regional economic climates, changes in business relationships with its primary source of revenues, other laws and regulations, the costs of compliance with current and future laws, unusual occurrences and other factors beyond the control of the Company may adversely affect its future revenues.

NOTE 3 – FURNITURE AND EQUIPMENT

Furniture and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to seven years. Leasehold improvements are depreciated on the straight-line basis for a useful life of fifteen years.

	2013	2012
Furniture and Equipment	$ 54,904	$ 51,634
Leasehold Improvements	4,207	44,563
	59,111	96,197
Less: Accumulated Depreciation	(45,861)	(51,612)
Net Fixed Assets	$ 13,250	$ 44,585

NOTE 4 – INCOME TAXES

The Company accounts for its income taxes under the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The Principal temporary differences in the recognition of income and expense for tax and financial reporting purposes arise from the use of accelerated depreciation for tax purposes and the timing of the payment of California Franchise taxes which are not currently deductible for federal income tax purposes.

The Company's benefit (provision) for income tax for the years ended June 30, 2013 and 2012 are as follows:

	2013	2012
Current taxes benefit (provision):		
Federal	$ 0	$ 0
State	(800)	(800)
Total current portion	(800)	(800)
Deferred taxes:		
Federal	0	0
State	0	0
Total deferred portion	0	0
Provision for income taxes	$ (800)	$ (800)

There are no Deferred Tax Liabilities for the periods ended June 30, 2013 and 2012.

At June 30, 2013, the Company has net losses of $459,230 Remaining NOL will be carried forward to future years.

NOTE 5 – SHAREHOLDER' EQUITY

On February 20, 2013, the Company's Board of Directors increased the number of shares of common stock authorized to 500,000,000 shares. The Board of Directors also established a preferred class of shares for which 5,000,000 shares were authorized. Currently there are no issued and outstanding shares of preferred stock.

The increase in the authorized common shares to 500,000,000 and corresponding additional paid in capital to the Firm by the majority shareholder ownership (in excess of 95%) resulted in the subsequent dilution of stock ownership.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital as defined, not exceed 15 to 1, and the Company maintain minimum net capital of $100,000. At June 30, 2013 and 2012, the Company had net capital of ($21,446) and $143,226, respectively.

	2013	2012
Total assets	$ 636,327	$ 534,505
Total liabilities	(481,436)	(200,152)
Shareholders' Equity	154,891	334,353
Less non-allowable assets:		
Accounts receivable, net	0	0
Furniture, equipment and leasehold improvements	(11,765)	(44,585)
Haircuts on securities held and cash concentrations	0	0
Other assets	(64,572)	(46,542)
Non-allowable assets	(76,337)	(91,127)
Net capital	$ 78,554	$ 243,226
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6-2/3 % of aggregate indebtedness or $100,000, whichever is greater)	$ 100,000	$ 100,000
Net capital in excess of amount required	$ (21,446)	$ 143,226
Aggregate indebtedness	$ 481,436	$ 200,152
Ratio of aggregate indebtedness to net capital	(6.12) to 1	.82 to 1

The Company does not carry customer accounts, nor does it hold customer securities or cash. It is exempt form Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934.

NOTE 7 – LITIGATION

FINRA Complaint

On March 28, 2008, the Financial Institution Regulatory Authority ("FINRA"), a self-regulatory organization of which the Company is a member, filed a Complaint naming the Company and three individuals associated with the Company as respondents. In essence, the Company was alleged to have sold unregistered securities of one issuer on behalf of three customers of the firm without an appropriate exemption from the registration requirements.

After having reviewed the Complaint, the Company and the individuals determined to contest the charges made against them. A hearing was held in May 2009 and an adverse decision was subsequently rendered against the Company and its principals. The decision imposed a fine of $45,000 against the Company along with some incidental costs not yet determined. The fine represents a contingent liability on the Statement of Financial Condition.

Other complaints were also issued by FINRA. On January 22, 2013 the three individuals associated with the firm signed a letter of acceptance agreeing to the sanctions imposed by FINRA. A fine was imposed against the company in the amount of $250,000. Fines to the individuals were also initiated along with individual suspensions.

An installment payment plan was agreed to January 22, 2013. A 25 percent down payment was made and a promissory note for the balance was signed April 23, 2013. Terms of the note are thirty six payments of $5,730 per month at 6.25 percent annual interest rate. The balance of the note at June 30, 2013 was $176, 040.

Pursuant to the SEC's exam findings directive of August 6, 2013, the Firm adjusted their books and records to reflect the monetary sanctions of $45,000 and $250,000 as liabilities and increased its net capital via capital infusions of $220,000 and $45,000 respectively. The SEC maintains the Firm must accrue the contingent liabilities, thus resulting in the net capital deficiency.

NOTE 8 – PENSION PLAN

The Company's pension plan at June 30, 2013 has a market value of $200,753.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is involved in legal action and insurance claims arising in the normal course of business. Management does not believe these claims will have a material effect on the financial statements of the Company.

NOTE 10 – LEASE

The Company's offices were located in a building owned by two shareholders of the company. The building was sold June 19, 2013. The Company now rents on a monthly basis offices at 2425 Camino Del Rio South for $1,800 per month. Rent expense for the years ended June 30, 2013 and 2012 was $24,302 and $70,717 respectively.

NOTE 11 – NOTE PAYABLE

Represents $100,000 known as a "Trading Account Deposit." The deposit is made in conjunction with the trading and market activities of the depositor.

NOTE 12 – GOING CONCERN

Because the company has incurred substantial losses in the prior two years it raises doubt as to the continuity of the Company.

NOTE 13 – SECURITIES ACCOUNT

Inventory Account	$18,605
Market Adjustment Longs	(3,172)
Total Inventory Account	$15,433

SUPPLEMENTARY INFORMATION

WORLD TRADE FINANCIAL CORPORATION
RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL WITH THAT OF THE COMPANY AS
INCLUDED IN PART IIA OF FORM X-17A-5
JUNE 30, 2013 AND 2012

	2013	2012
AGGREGATE INDEBTEDNESS		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 436,435	$ 200,152
Accrual adjustments (note 7)	45,000	0
Rounding	1	0
Aggregate indebtedness, as adjusted	$ 481,436	$ 200,152
NET CAPITAL		
Net capital, as reported Company's Paart IIA (Unaudited) FOCUS report	$ 120,952	$ 243,226
Other adjustments	(42,398)	0
	$ 78,554	$ 243,226

Note: Contingent liability was not included in June 30, 2013 FOCUS report but notice filed with SEC.

WORLD TRADE FINANCIAL CORPORATION
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED JUNE 30, 2013 AND 2012

	2013	2012
Credit balances		
Free credit balances and other credit balances in customers' securities accounts	$ -	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-	-
Monies payable against customers' securities loaned	-	-
Customers' securities failed to receive	-	-
Credit balances in firm accounts attributable to principal sales to customers	-	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-	-
Market value of short security count differences over 30 calendar days	-	-
Market value of short securities and credits in all suspense accounts over 30 calendar days	-	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	-	-
Debit balances:		
Debit balances in customers' accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	-	-
Failed to deliver of customers' securities not older than 30 calendar days	-	-
Excess of total credits over total debits	$ -	$ -

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provision of SEC Rule 15c3-3 subparagraph (k)(2)(ii). The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

WORLD TRADE FINANCIAL CORPORATION
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2013 AND 2012

	2013	2012
State the market valuation and number of items:		
1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce the possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE	NONE
Number of Items	NONE	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE	NONE
Number of Items	NONE	NONE

The Company is exempt from SEC Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and , accordingly, has no possession or control requirements.

SIPC SUPPLEMENTAL REPORT

In my opinion, the assessments were determined fairly in accordance with the applicable instructions and forms.

The calculations of assessments were determined to be accurate. The disbursements were recorded correctly. There are no adjustments, nor overpayments reflected in form SIPC-7. There was no difference in my calculation and the firm's calculation.

In my opinion, the SIPC-7 assessments are fairly stated in all material respects.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 6/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049944 FINRA JUN
WORLD TRADE FINANCIAL CORPORATION
2010 HANCOCK ST 2ND FL
SAN DIEGO CA 92110-2058

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1958.81

B. Less payment made with SIPC-6 filed (**exclude interest**) (414.99)

1-25-13
Date Paid

C. Less prior overpayment applied (∅)

D. Assessment balance due or (overpayment) 1543.82

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ∅

F. Total assessment balance and interest due (or overpayment carried forward) $ 1543.82

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1543.82

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

World Trade Financial Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of August, 20 13.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

Thomas A. Ralston
Certified Public Accountant

41874 Sixth Street
Temecula, California 92590

Phone: 951-296-9030
Fax: 951-296-9033
Email: tomralstoncpa@yahoo.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
World Trade Financial Corporation
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of World Trade Financial Corporation as of and for the year ended June 30, 2013, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of World Trade Financial Corporation for the year ended June 30, 2013, and this report does not affect our report thereon dated August 27, 2013

As a result of the Company's small size, the assignment of job responsibilities does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2013 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Thomas A. Batston

San Diego, California
August 27, 2013